ENTROPIN
13314 Lost Key Place
Bradenton, FL 34202

December 26, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington D.C. 20549

RE:	Response to Comment Letter
Dated December 1, 2006
FILE NO. 000-29807

Dear Mr. Rosenberg,

We forwarded your comments, in your letter dated December 1, 2006, to our auditors and our response is as follows:

A.
As stated in paragraph 12 of EITF Issue 00-19; “Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash”. Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counter party in exchange for the company’s shares cannot be account for a permanent equity.”

In accordance with provisions of paragraph 13 of EITF Issue 00-19, we specifically determined the warrants met the following criteria:

1.
“The contract permits the company to settle in unregistered shares.” - Neither the warrants nor the common stack issuable upon exercise of the warrants have been or are required to be registered under the Securities Act of 1933.

2.
“The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.” - At December 31, 2055, there were 200,000,000 shares authorized and 30,645,341 shares outstanding. Accordingly, there are currently a sufficient number of authorized shares to satisfy the warrants in the event of either a cash or cashless exercise along with all options that may be exercised.

3.
“The contract contains an explicit limit on the number of shares to be delivered in share settlement.” - The formula related to the optional cashless exercise of the warrants in question is such that the number of shares issued in a potential cashless exercise is less then the outstanding warrants and the number of shares that would be required in a cash exercise.

B.	Additionally, we believe all other criteria of paragraph 13 of EITF Issue 00-19 have been met.

C.
Based ob the above information, there is no situation in which these contracts could require cash settlement; therefore we believe the accounting for the fair value of the grant of the said warrants as permanent equity is in accordance with EITF Issue 00-19.

Sincerely,

David L. Norris
President